October 26, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Harbor High-Yield Opportunities Fund (the “Fund”)

Post Effective Amendment No. 130

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 130 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Fund Summary – Fee Table)

Please confirm whether the Fund’s investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s Expense Limitation Agreement.

Response:	The Fund’s investment adviser does not recoup in any subsequent fiscal year the amounts incurred pursuant to the Expense Limitation Agreement in the Fund’s existing fiscal year.

COMMENT 2	(Prospectus – Additional Information about the Fund’s Investments)

Consider whether any of the corporate debt securities included in the third bullet within the section “Fixed Income Securities” should be referenced within the “Fund Summary” section of the prospectus.

Response:	The Fund does not expect to invest in convertible securities and corporate commercial paper as part of its principal investment strategy and therefore does not believe it is necessary to reference those security types within the “Fund Summary” section.

COMMENT 3	(Prospectus – Additional Information about the Fund’s Investments)

If derivatives are included in the 80% asset test, please confirm that they are valued at market value and not notional value.

Response:	Comment No. 3 is confirmed. Although the Fund does not expect to utilize derivatives, in the event it did, derivatives would be included in the 80% asset test and valued at market value.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 26, 2017

COMMENT 4	(Prospectus – The Adviser and Subadviser – Crescent High Yield Bond Composite Performance Information)

Please confirm that the Fund has reviewed the records necessary to support the performance calculations used in the Crescent High Yield Bond Composite and that the Fund could obtain the necessary support from the subadviser if requested by the Commission.

Response:	Comment No. 4 is confirmed.

COMMENT 5	(Prospectus – The Adviser and Subadviser – Crescent High Yield Bond Composite Performance Information)

Please confirm that the Crescent High Yield Bond Composite is representative of all accounts that are substantially similar to the Fund and not just all fee paying accounts.

Response:	Comment No. 5 is confirmed.

COMMENT 6	(Prospectus – The Adviser and Subadviser – Crescent High Yield Bond Composite Performance Information)

Please confirm that the composite performance shown net of the Fund’s operating expenses includes all operating expenses of the Fund and not just management fees.

Response:	Comment No. 6 is confirmed.

COMMENT 7	(Prospectus – The Adviser and Subadviser – Crescent High Yield Bond Composite Performance Information)

Please confirm that using the Fund’s total operating expenses instead of the fees of the accounts that comprise the composite is not resulting in higher returns than would have been shown using the actual fees of the accounts that comprise the composite.

Response:	Comment No. 7 is confirmed. The application of the Fund’s total operating expenses does not result in a return that is higher than the actual net returns of the composite.

COMMENT 8	(Prospectus – Your Harbor Funds Account)

Please confirm that any sales loads provided by the Fund are disclosed in the prospectus and the reference to “other charges” by a financial intermediary to its client is not a sales load.

Response:	Comment No. 8 is confirmed. The Fund expects to operate as a no-load fund. In addition, the Fund has not authorized any financial intermediary to charge a sales load to any financial intermediary’s client.

COMMENT 9	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

The current disclosure states that: “Some intermediaries have agreed to charge redemption fees on transactions in their customer accounts in accordance with the intermediary’s own policy, which may differ from the applicable Harbor Funds’ policy in terms of the amount of the fee …” Instruction 2(b) to Item 3 of Form N-1A requires all redemptions fees to be disclosed in the Fee Table of the Fund Summary section. Please explain or revise disclosures.

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October 26, 2017

Response:	We do not read Instruction 2(b) of Item 3 of Form N-1A to require disclosure of every redemption fee that could be imposed by a third party. Such a reading would render the fee table unreadable and unworkable, which we do not believe is the intention of the table or the SEC staff. In addition, we believe such interpretation would be inconsistent with the final rule release adopting Rule 22c-2 under the Investment Company Act of 1940 (the “1940 Act”). Instead, we believe that this instruction requires disclosure of any redemption fee that has been adopted by a fund’s board and that will be imposed by the fund pursuant to Rule 22c-2 under the 1940 Act. In the case of this Fund, the Harbor Funds’ Board has adopted a 1% redemption fee applied if shares are redeemed within 90 days. We believe that the current disclosure in the fee table satisfies the requirements of the instruction.

COMMENT 10	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

The current disclosure states that: “Harbor Funds may allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy, which may differ from the applicable Harbor Funds’ policy in terms of the amount of the fee, the holding period and the types of transactions which could trigger the fee. Harbor Funds may allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy if Harbor determines the intermediary’s policy is reasonably designed to discourage short-term trading.” If the intermediary is applying its own fee, please explain how the Harbor Funds Board is complying with Rule 22c-2(a)(1) under the 1940 Act.

Response:	We believe the Harbor Funds’ Board fully complies with Rule 22c-2(a)(1) of the 1940 Act. Consistent with prior staff comments, funds may allow an intermediary to apply its own redemption fee policy if the fund determines that the intermediary’s policy is reasonably designed.

Mutual fund complexes utilize a broad array of intermediaries from broker-dealers to recordkeepers to insurance companies to trust companies and banks. When Rule 22c-2 was first proposed, numerous commentators noted the wide variety of systems and procedures utilized by intermediaries to monitor and enforce multiple trading restrictions across numerous fund complexes. As a result of these system limitations and the costs associated with developing systems and procedures required to apply fund complexes’ redemption fees, many intermediaries developed their own redemption fee policies that they apply uniformly to their customers’ accounts in lieu of trying to apply the redemption fee policies of all of the fund complexes that offer funds through the intermediary.

In the final rule release adopting amendments to Rule 22c-2 (Mutual Fund Redemption Fees, Release No. IC-27504, Sept. 27, 2006), the SEC staff stated:

“We believe that a fund in appropriate circumstances could reasonably conclude that an intermediary’s frequent trading policies sufficiently protect fund shareholders, and could therefore defer to the intermediary’s policies, rather than seek to apply the fund’s policies on frequent trading to shareholders who invest through that intermediary. In those circumstances, the fund should describe in its prospectus that certain intermediaries through which a shareholder may own fund shares may impose frequent trading restrictions that differ from those of the fund, generally describe the types of intermediaries (e.g., broker-dealers, insurance company separate accounts, and retirement plan administrators), and direct shareholders to any disclosures provided by the intermediaries with which they have an account to determine what restrictions apply to the shareholder.”

Redemption fees are one tool by which funds attempt to minimize frequent trading in fund shares. Certain intermediaries have developed their own frequent trading policies and redemption fee

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October 26, 2017

policies and apply those internal policies – not the policies adopted by fund complexes – to their customers’ accounts. If Harbor Funds determines that the intermediary’s policy is reasonably designed to discourage short-term trading, then we allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy.

COMMENT 11	(Prospectus – Shareholder and Account Policies – In-Kind Redemptions)

Please consider disclosing more detail about redemptions in-kind, such as whether those redemptions would be pro-rata slices of assets of the individual securities or representative baskets.

Response:	Comment No. 11 is respectfully not accepted. A redemption in-kind is highly fact and time specific, such that any disclosure would end up either being too generic or so detailed as to be ineffective.

COMMENT 12	(SAI – Additional Policies and Investment Techniques)

In the following sentence: “The International & Global Funds may also invest without limit in equity securities of U.S. issuers,” please explain how investing in equity securities is appropriate for avoiding losses.

Response:	Comment No. 12 is respectfully not accepted. The intended emphasis in the sentence was that the International & Global Funds may depart from their principal strategies of investing primarily in foreign issuers and may invest without limit in U.S. issuers in response to extraordinary market, economic or political conditions or other unusual or abnormal circumstances.

COMMENT 13	(SAI – Investment Policies – Loan Originations, Participations and Assignments)

Harbor’s SAI currently states: “In the case of loan participations where a bank or other lending institution serves as a financial intermediary between a Fund and the corporate borrower, and where the participation does not shift the direct debtor-creditor relationship with the corporate borrower to the Fund, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as “issuers” for the purposes of applying diversification restrictions.” Please add disclosure that the Fund will treat loan participations in the same manner for purposes of the Fund’s concentration policy.

Response:	Comment No. 13 is respectfully not accepted. With respect to the Fund’s industry concentration policy, we believe that it is appropriate and consistent with prior SEC staff guidance to look only to the borrower in a loan participation, and not to the financial intermediary. Typically, loan participations fluctuate in value in response to factors relating to the underlying borrower, and do not fluctuate significantly in response to factors relating to the financial intermediary’s industry. In the past, the SEC staff has indicated that when investing in a loan participation that does not shift the direct debtor-creditor relationship with the borrower to the fund, a fund should consider both the borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See Putnam Diversified Premium Income Trust, SEC No-Action Letter (Jul. 10, 1989), at footnote 2 (the “Putnam Letter”). We believe that the treatment should be distinguishable with respect to the Fund’s industry concentration policy. We note that the Putnam Letter did not indicate that the same treatment should apply to industry concentration. We further note that investing in loan participations is not a principal investment strategy of the Fund.

COMMENT 14	(SAI – Investment Policies – Options on Securities, Securities Indices and Currency)

The requirement that a written call option be covered by maintaining cash or liquid securities with a value at least equal to the Fund’s obligation under the option is not consistent with the Dreyfus Strategic Investing and Dreyfus Strategic Income No-Action Letter (avail. June 22, 1987).

Securities and Exchange Commission

October 26, 2017

Response:	This disclosure sets forth the Fund’s policy to maintain cash or liquid securities with a value at least equal to the market value of the instruments underlying the written call option. Accordingly, we believe this is consistent with the Dreyfus Strategic Investing and Dreyfus Strategic Income No-Action Letter, which provides that, “For…sales of call options…, a fund may establish a segregated account (not with a futures commission merchant or broker) with cash or certain liquid assets that, when added to the amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the …call option (but are not less than the strike price of the call option…).”

COMMENT 15	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

Confirm that the Fund will look through private activity municipal bonds whose principal and interest payments come from assets and revenue payments of a non-governmental entity to determine the industry of the asset for the concentration policy.

Response:	Previous SEC staff guidance has indicated that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”). To the extent that the Fund invests in private activity municipal bonds issued by a non-governmental entity, the Fund will look to such issuer’s industry for purposes of the Fund’s concentration policy. We note that investing in private activity municipal bonds is not a principal investment strategy of the Fund.

COMMENT 16	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

Please revise the clause “and privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry” to clarify that such securities are part of an industry.

Response:	Comment No. 16 is respectfully not accepted. A commonly accepted understanding of industry is: an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. Further, issuers of MBS are not themselves engaged in any industry but are merely passive, pass through or conduit structures for securitization of the debt of individuals or companies (i.e., the obligors on the underlying debt).

MBS may be backed by: (i) traditional residential mortgages; (ii) second or home equity mortgages; (iii) multi-family mortgages; or (iv) commercial property mortgages (CMBS). The obligors, originators and special purpose vehicle (SPV) issuers, as well as the underlying mortgages, have materially different primary economic characteristics.

Obligors are individuals (whose economic circumstances, incomes and dependencies are as varied as are their employers and their employers’ industries or, in the case of self-employed persons, their own businesses) and institutions (which can be in any industry including non-real estate industries). A residential obligor could be an individual employed by a Coca-Cola plant, while the obligors of a CMBS in the same pool could be a high-tech company and a coal mining company. While one might say all obligors are “real estate” investors of some sort, that should not lead to a “real estate” industry classification. The consumer/homeowner/teacher with a residential

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October 26, 2017

mortgage loan would not likely consider him or herself in the real estate “industry” simply by owning a home in which to live. Likewise, the pharmaceuticals company that is the obligor on a commercial mortgage loan would not likely consider itself to be in the real estate industry simply because it owns the laboratory in which its pharmaceuticals are made. Even obligors of the same type are also widely diversified by region with different local economic outlooks, and real estate markets in each.

The originators of mortgage loans are commercial banks, savings and loans and non-bank lenders in different regions with different business focus (e.g., residential/consumer vs. commercial lending). Even if the originators were all considered to be in the real estate lending business, they are not the obligors but typically the obligees/debt holders. The Commission and fund industry do not typically classify debt by the industry of the obligee. To the extent the term “originator” includes mortgage brokers and similar entities, these are not even obligees.

As noted above, an SPV issuer of MBS is more accurately described as a type of structure than a business. If a fund acquired a diversified portfolio of mortgage loans directly, the Commission staff could not reasonably take the view that the mortgage notes were “issued” by persons in the same industry. Pooling that identical portfolio into a legal structure (the SPV) should not alter that conclusion.

To the contrary, the MBS structure itself “unconcentrates” the underlying instruments. There are no “primary characteristics” common to all mortgage backed securities. Even if there were some risks common to several obligors in an MBS, the whole nature of the MBS structure is to diversify and diffuse these risks broadly. Thousands of mortgages are pooled, then securitized. The resulting MBS is then subdivided into classes or tranches, each with separate economic characteristics. Whatever similar characteristics may have existed at the beginning are effectively diversified and diffused. While it is true that all MBS have one common characteristic, real estate, that is merely the collateral for the debt. In the case of other debt securities, the Commission and fund industry do not typically classify such instruments by their collateral type for industry concentration purposes. Presumably, for all these reasons, publicly available industry classifications such as SIC and NAICS do not classify MBS as an industry.

NAICS Codes (first adopted in 1997 to replace the SIC Codes (last updated in 1987)) do not classify asset backed securities, MBS or any equivalent security designation as a single industry. The very fact that the Commission classifications differ from widely accepted classifications proves the point that there is a great deal of subjectivity in this classification and that reasonable minds can and do differ. Thus, concluding that MBS are not any single industry is a “reasonable” classification. If the SIC and NAICS Codes do not classify MBS as a single industry, so should a fund be able to take the same position.

COMMENT 17	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

Please add disclosure indicating that in applying fundamental investment restriction no. 4, the Fund will consider the concentration of the underlying investment companies in which it invests when determining compliance with its own concentration policy.

Response:

Comment No. 17 is respectfully not accepted. Adding policy disclosure to the SAI to the effect that we would “consider” the concentration limits of any underlying investment companies in which the Fund may invest when determining concentration leaves too open-ended the scope and nature of obligation that the Fund would be agreeing to undertake. It would also leave uncertain the important issue of how the Fund, should it invest as a passive investor in another investment company, would, as a practical matter, be able to comply with this obligation. For example, we do

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October 26, 2017

not know what “consider” would mean in this context, where the issuers represented in an underlying fund’s portfolio change continuously, all without our control or advance knowledge. We are not comfortable implying to shareholders an obligation that is not clear in its meaning and that the Fund could not as a practical matter control or police on a real-time basis.

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Please note that (i) the Registrant does not involve a master-feeder arrangement and (ii) the Registrant’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Registrant may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

Charles F. McCain, Esq.

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Harbor Funds